EXHIBIT 99.1 1E

GOLD STANDARD ANNOUNCES GRANT OF OPTIONS

May 23, 2013 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSX-V: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) (www.goldstandardv.com)  announced today that pursuant to its stock option incentive plan, it has granted certain employees, directors and consultants incentive stock options to purchase 1,705,000 common shares of the company at today’s closing price of $0.76 for a period of 5 years.

The stock options are subject to the terms of the Company’s stock option plan and regulatory approval.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 16,748 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our current drill plans are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; unanticipated geological formations, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Furthermore, the existence of gold deposits on nearby properties is not necessarily indicative of the mineralization on our properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.